Peak Gold, LLC

Financial Statements

As of June 30, 2016 and 2015 and for the Year Ended June 30, 2016 and for the Period from Inception (January 8, 2015) through June 30, 2015

INDEX

PAGE

Independent Auditor’s Report    3

Financial Statements

Balance Sheets    4
Statements of Operations    5
Statements of Members’ Equity    6
Statements of Cash Flows    7
Notes to Financial Statements    8-11

HEIN

Hein & Associates LLP
500 Dallas St., Suite 2500
Houston, Texas 77002

www.heincpa.com
P 713.850.9814
F 713.850.0725

INDEPENDENT AUDITOR'S REPORT

To the Members of
Peak Gold, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Peak Gold, LLC (the Company), which comprise the balance sheet as of June 30, 2016, the related statements of operations, statement of members' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peak Gold, LLC as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of the Company, as of and for the period from inception (January 8, 2015) through June 30, 2015, were audited by other auditors, whose report, dated October 9, 2015, expressed an unmodified opinion on those statements.

Hein & Associates LLP

Hein & Associates LLP

Houston, Texas
August 23, 2016

PEAK GOLD, LLC
Balance Sheets

	June 30,	June 30,
	2016	2015
Assets
Cash and equivalents	$990,698	4,757,194
Mineral properties	1,433,886	1,433,886
Total assets	$2,424,584	$6,191,080

Liabilities and Members' Equity
Accounts payable	$1,536,097	1,950,796
Amounts due Royal Alaska	123,314	109,680
Amounts due Royal Gold	15,545	—
Total liabilities	1,674,956	2,060,476

Commitments and Contingencies

Members' equity	749,628	4,130,604
Total liabilities and members' equity	2,424,584	6,191,080

See accompanying notes to financial statements.

PEAK GOLD, LLC
Statements of Operations

		For the period from
	For the year ended	inception (January 8, 2015
	June 30, 2016	through June 30, 2015
Operating Expenses
Drilling	$3,180,692	$481,584
Labor	1,896,271	507,503
Fuel, rents and field supplies	1,324,476	368,260
General and administrative	1,002,865	395,851
Contracted rental services	534,955	339,383
Geochemistry	392,641	80,500
Community relations	314,570	89,113
Land	138,427	11,626
Technical studies	132,305	—
Geophysics	91,123	22,500
Communications	22,651	6,962
Total operating expenses	9,030,976	2,303,282

Net loss	$(9,030,976)	$(2,303,282)

See accompanying notes to financial statements.

PEAK GOLD, LLC
Statements of Members’ Equity

	Capital Contributions
	CORE	Royal Alaska	Accumulated Losses	Total Member Equity
Balance at January 8, 2015	$—	$—	$—	$—
(inception date)

Equity contributions:
Tetlin mineral property	1,433,886	—	—	$1,433,886
Royal Alaska (option)	5,000,000	—	—	$5,000,000

Net loss	—	—	(2,303,282)	$(2,303,282)

Balance at June 30, 2015	$6,433,886	$—	$(2,303,282)	$4,130,604

Equity contributions:
Royal Alaska (11.0% Interest)	—	5,650,000	—	$5,650,000

Net loss	—	—	(9,030,976)	$(9,030,976)

Balance at June 30, 2016	$6,433,886	$5,650,000	$(11,334,258)	$749,628

See accompanying notes to financial statements.

PEAK GOLD, LLC
Statements of Cash Flows

	For the year ended June 30, 2016	For the period from inception (January 8, 2015) through June 30, 2015
Cash flows from operating activities:
Net loss	$(9,030,976)	$(2,303,282)

Changes in assets and liabilities:
Accounts payable	(414,699)	1,950,796
Amounts due Royal Alaska	13,634	109,680
Amounts due Royal Gold	15,545	—
Net cash used in operating activities	$(9,416,496)	$(242,806)

Cash flows from financing activities:
Royal Alaska earn in contribution	5,650,000	5,000,000
Net cash provided by financing activities	5,650,000	5,000,000

Net (decrease) increase in cash and equivalents	(3,766,496)	4,757,194
Cash and equivalents at beginning of period	$4,757,194	$—
Cash and equivalents at end of period	$990,698	$4,757,194

Non-Cash Financing Activities:
Mineral property contribution by member	$—	$1,433,886

See accompanying notes to financial statements.

PEAK GOLD, LLC
Notes to Financial Statements

1.    Organization and Nature of the Business
Peak Gold, LLC (“Peak Gold”, the “Company”, “we”, “us”, or “our), is a Delaware limited liability company formed on January 8, 2015 between Royal Gold, through its wholly-owned subsidiary, Royal Alaska, LLC (“Royal Alaska”), and Contango ORE, Inc., through its wholly-owned subsidiary CORE Alaska, LLC (together, “Contango”). Royal Alaska and Core entered a limited liability company agreement for Peak Gold, a joint venture for exploration and advancement of the Tetlin gold project located near Tok, Alaska (the “Tetlin Project”).  Contango contributed all of its assets relating to the Tetlin Project to Peak Gold, including a mining lease and certain state of Alaska mining claims.  Royal Alaska contributed $5.0 million in cash to Peak Gold.  Contango will initially hold a 100% membership interest in Peak Gold. Royal Alaska has the right to obtain up to 40% of the membership interest in Peak Gold by making contributions, detailed in Note 3 below, of up to $30.0 million (including Royal Alaska’s initial $5.0 million contribution) in cash to Peak Gold by October 31, 2018. As of June 30, 2016, Royal Alaska has contributed $5,650,000 and has obtained an 11% membership interest in Peak Gold.

2.     Liquidity and Going Concern

The financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations in the normal course of business. The ability of the Company to continue as a going concern is dependent upon, among other things, future contributions from Royal Alaska.

3.	Summary of Significant Accounting Policies
Use of Estimates
The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses during the reporting periods. Actual results could differ significantly from those estimates.
Cash and Equivalents
Cash and equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Cash and equivalents were held in cash deposit accounts as of June 30, 2016.
Mineral Properties
Mineral properties include the Tetlin lease and unpatented State of Alaska mining claims which make up the Tetlin Project. At such time as the associated exploration stage mineral property is converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves.
Asset Impairment
We evaluate our mineral property for impairment whenever events or changes in circumstances indicate that the related carrying amount of the asset may not be recoverable. Specifically, we evaluate the recoverability of the carrying value of exploration stage mineral property in the event of significant decreases in commodity prices, and whenever new information regarding the mineral property is obtained indicating that production or further exploration will not likely occur or may be reduced in the future, thus affecting the future recoverability of the mineral property. Impairments in the carrying value of the mineral property is measured

PEAK GOLD, LLC
Notes to Financial Statements

and recorded to the extent that the carrying value in the mineral property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows.
Costs and Expenses
Costs and expenses are those costs specific to the exploration and advancement of the Tetlin Project. These costs are expensed when incurred.
Income taxes
As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.
Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

4.    Member Contributions
Initial Contributions

Contango contributed $1,433,886 of mineral properties that was credited to Contango’s capital account. Contango holds an initial 100% membership interest in Peak Gold. Royal Alaska made an initial cash contribution of $5,000,000 for an option to earn membership interest, which was credited to Contango’s capital account. Should Royal Alaska elect to make additional contributions to the Company during the earn-in period, only then will Royal Alaska begin to earn a membership interest, and get credit for the initial $5,000,000, as described below. Royal Alaska did not make additional contributions during the period ended June 30, 2015.

Phase I Earn-In

Royal Alaska may make further contributions in an amount up to an additional $5,000,000 for an aggregate percentage interest of up to 10%. If Royal Alaska makes Phase I Earn-In contributions of less than $5,000,000, then, for each $1,000,000 in Phase I Earn-In contributions, Royal Alaska will earn an incremental 2.0% percentage interest.

As of June 30, 2016, Royal Alaska has made $5,000,000 of Phase I Earn-In contributions for a membership interest of 10%.

Phase II Earn-In

If Royal Alaska funds the entire Phase I Earn-In contribution, then Royal Alaska may make further contributions in an amount up to an additional $10,000,000 for an additional percentage interest of up to 15% and a total percentage interest of up to25%. If Royal Alaska makes Phase II Earn-In contributions of less than $10,000,000, then, for each additional $1,000,000 in Phase II Earn-In contributions, Royal Alaska will earn an incremental 1.5% percentage interest.

PEAK GOLD, LLC
Notes to Financial Statements

As of June 30, 2016, Royal Alaska has made $650,000 of Phase II Earn-In contributions for a membership interest of 1% and a total membership interest of 11%. On July 14, 2016 Royal Alaska made $2,700,000 of Phase II Earn-In contributions for a membership interest of 4.1% and a total membership interest of 15.1%.

Phase III Earn-In

If Royal Alaska funds the entire Phase II Earn-In contribution, then Royal Alaska may make further contributions in an amount up to an additional $10,000,000 for an additional percentage interest of up to 15% and a total percentage interest of up to 40%. If Royal Alaska makes Phase III Earn-In contributions of less than $10,000,000, then, for each additional $1,000,000 in Phase III Earn-In contributions, Royal Alaska will earn an incremental 1.5% percentage interest.

5.    Mineral Properties

As of June 30, 2016	Cost	Accumulated Depletion	Net

Exploration stage
Tetlin Project	$1,433,886	$—	$1,433,886

As of June 30, 2015

Exploration stage
Tetlin Project	$1,433,886	$—	$1,433,886

6.    Accounts Payable

Accounts payable of $1,536,097 and $1,950,796 as of June 30, 2016 and June 30, 2015, respectively, consisted primarily of fees due consultants as a result of exploration activities on the Tetlin Project.

7.    Related Party Transactions
The Company is responsible for reimbursement of certain overhead and general and administrative expenses of Royal Alaska in lieu of a management fee and is to be calculated as 5% of allowable costs, as defined, up to $500,000 per year until the Management Committee has made a construction decision in respect of commercial facilities for the Tetlin Project. Upon and after the time the Management Committee has made a construction decision for the Tetlin Project, the reimbursable expenses are to be calculated as 3% of allowable costs, up to $5,000,000 per year.

The Company incurred reimbursable costs due to Royal Alaska of $430,046 and $109,680 for the fiscal year ended June 30, 2016 and from inception through June 30, 2015, respectively. The reimbursable costs were determined using the 5% rate as described above as the Management Committee has not made a construction decision.

8.    Commitments and Contingencies

PEAK GOLD, LLC
Notes to Financial Statements

The Company is required to make payments of $110,000 per year, payable in quarterly advance increments of $25,000 on each March 31, September 1, and December 1, to the Native Village of Tetlin under the Community Support Agreement dated April 28, 2016.

9.    Subsequent Events

The Company has evaluated subsequent events through August 23, 2016, the date these financial statements were available to be issued.